UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________________________

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

April 17, 2020
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily Opportunity Fund, Inc.
(Exact name of issuer as specified in its charter)

Maryland	36-4006444
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

_____________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_____________________________________________________________________

Common Stock
(Title of each class of securities issued pursuant to Regulation A)
_____________________________________________________________________

ITEM 4.01     Changes in Issuer's Certifying Accountant

(a)     Over the course of several months, the board of directors of Cottonwood Multifamily Opportunity Fund, Inc. (the "Company") undertook a review of service providers to the Company, including the registered public accounting firm for the Company. On April 17, 2020, the board of directors determined to change the independent public accounting firm, effective immediately, from Ernst & Young LLP (“Ernst & Young”) to KPMG, LLP ("KPMG"), the independent public accounting firm that is currently providing audit services to Cottonwood Communities, Inc., Cottonwood Multifamily REIT I, Inc., and Cottonwood Multifamily REIT II, Inc., each of which are affiliates of the Company. KPMG will perform independent audit services for the Company for the fiscal year ending December 31, 2019.

The reports of Ernst & Young on the Company's consolidated financial statements for the fiscal years ended December 31, 2018 and 2017 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2018 and 2017, and through April 17, 2020, there have been no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young would have caused Ernst & Young to make reference thereto in its reports on the consolidated financial statements for such years.

There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2018 and 2017, or in the subsequent period through April 17, 2020.

The Company provided Ernst & Young with a copy of the disclosure it is making herein in response to Item 304(a) of Regulation S-K, and requested that Ernst & Young furnish the Company with a copy of its letter addressed to the Securities and Exchange Commission (the “SEC”), pursuant to Item 304(a)(3) of Regulation S-K, stating whether or not Ernst & Young agrees with the statements related to them made by the Company in this report.

A copy of Ernst & Young's letter to the SEC dated April 17, 2020 is filed as Exhibit 9.1 to this report.

(b)     During the fiscal years ended December 31, 2018 and 2017 and through April 17, 2020, neither the Company, nor anyone on its behalf, consulted KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and no written report or oral advice was provided to the Company by KPMG that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

ITEM 9.01     Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
9.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission dated April 17, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Chief Legal Officer

Date:   April 17, 2020